EXHIBIT 99.2

Hydrogenics Corporation

First Quarter 2016

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Audited Consolidated Financial Statements and related notes for the year ended December 31, 2015. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”). The information presented in this MD&A is as of May 10, 2016, unless otherwise stated.

Additional information about Hydrogenics, including our 2015 Audited Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 21 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,” “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

First Quarter 2016 Management’s Discussion and Analysis	2

Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Overall Performance	4
2	Operating Results	6
3	Financial Condition	9
4	Summary of Quarterly Results	10
5	Outlook	10
6	Liquidity	11
7	Capital Resources	14
8	Off-Balance Sheet Arrangements	14
9	Related Party Transactions	15
10	Critical Accounting Estimates	15
11	Changes in Accounting Policies and Recent Accounting Pronouncements	15
12	Disclosure Controls	15
13	Internal Control Over Financial Reporting	16
14	Reconciliation of Non-IFRS Measures	16
15	Risk Factors	18
16	Outstanding Share Data	21
17	Forward-looking Statements	21

First Quarter 2016 Management’s Discussion and Analysis	3

Hydrogenics Corporation

1 Overall Performance

Selected Financial information

(in thousands of US dollars, except per share amounts)

	Three months ended March 31,		2016 vs 2015
	2016	2015	% Favourable (Unfavourable)
OnSite Generation	1,742	3,335	(48%)
Power Systems	2,487	4,196	(38%)
Total Revenue	4,329	7,531	(43%)

Gross profit	1,211	1,153	5%
Gross Margin %	28%	15%

Selling, General and Administrative Expenses	2,248	2,579	13%
Research and Product Development Expenses	1,123	1,022	(10%)

Loss from Operations	(2,160)	(2,448)	12%
Net Loss	(2,362)	(3,427)	31%
Net Loss Per Share	(0.19)	(0.34)	44%
Cash Operating Costs[1]	3,193	3,534	10%
Adjusted EBITDA[1]	(1,889)	(2,313)	18%
Cash used in Operating Activities	(4,091)	(1,364)	(200%)
Cash and Cash Equivalents (including Restricted Cash)	19,101	9,519	101%
Total Assets	58,456	44,708	31%
Total Non-Current Liabilities (excluding Deferred Revenue)	8,749	4,686	87%

[1]	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 14 - Reconciliation of Non-IFRS Measures.

First Quarter 2016 Management’s Discussion and Analysis	4

Hydrogenics Corporation

Highlights for the three months ended March 31, 2016 compared to the three months ended March 31, 2015

•	Revenues decreased by $3.2 million or 43% to $4.3 million for the three months ended March 31, 2016 compared to $7.5 million for the same period of the prior year. The decrease in revenue was due to fewer orders shipped in the current quarter including the lack of a comparable project which occurred in the first three months ended March 31, 2015; the delivery of a large project to a research organization in Germany. During the first quarter of 2016, the Company received new orders for $5.9 million (2015 - $5.7 million) consisting of $5.7 million (2015 - $4.6 million) for the OnSite Generation business and $0.2 million (2015 - $1.1 million) for the Power Systems business. Total backlog for the first quarter of 2016 was $98.0 million compared to $55.8 million for the same period a year ago.

	December 31, 2015 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2015 backlog
OnSite Generation	$17.1	$5.6	$0.5	$1.7	$21.5
Power Systems	76.2	0.2	2.7	2.6	76.5
Total	$93.3	$5.8	$3.2	$4.3	$98.0

•	Of the above backlog of $98.0 million, we expect to recognize $30.5 million in the following 12 months as revenue. In addition, revenue for the year ending December 31, 2016 will also include orders received and delivered in 2016.

•	Adjusted EBITDA loss decreased to $1.9 million for the three months ended March 31, 2016 from $2.3 million for the same period last year. The decline resulted from higher margin sales, and lower selling, general and administrative costs in the current year period.

•	Gross profit increased $0.1 million to $1.2 million, or 28.0% of revenue, up from 15.3% of revenue. The first quarter of 2015 included lower margin projects, including the impact of a significant lower margin German project.

•	Selling, general and administrative (“SG&A”) expenses for the first quarter of 2016 of $2.2 million were lower by $0.3 million or 13% compared to $2.6 million for the prior year quarter. This is primarily due to the reversal of an indemnification liability of $0.5 million associated with an acquisition in 2004, partially offset by an increase in headcount in sales and marketing in OnSite Generation.

•	Research and development expenses were $1.1 million for the three months ended March 31, 2016 compared to $1.0 million in the same period of 2015.

•	Net loss decreased by $0.3 million or $0.15 per share to $2.4 million or $0.19 per share in the current quarter from $3.4 million or $0.34 per share in the prior period. The change is primarily due to a decrease in foreign currency losses of $0.8 million, the higher margins as indicated above, as well as an increase in other finance gains of $0.1 million due to the change in market value of the outstanding warrants, partially offset by an increase in interest expense of $0.3 million.

•	Cash operating costs were $3.2 million for the three months ended March 31, 2016 compared to $3.5 million for the three months ended March 31, 2015, with the lower costs due to the decrease in SG&A expenses.

First Quarter 2016 Management’s Discussion and Analysis	5

Hydrogenics Corporation

2 Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy. Recently we have seen several large scale applications which would consume 10 to 100 megawatts of power, which is 100 to 300 times larger than a typical industrial unit to date. Today several third party studies and internal work by lead customers suggests substantial long term opportunity for “power to gas”, an application for energy conversion and storage. The ongoing commercialization of these applications will coincide with changes to legal and regulatory frameworks in countries that recognize the commercial importance of energy storage as a key factor in energy management and reducing a carbon footprint for electricity generation. In addition to Power-to-Gas, very large scale industrial applications are also appearing such as the de-tritiation of contaminated waste water at nuclear reactor sites.

Our OnSite Generation products also are sold to merchant gas companies and end-users requiring high purity hydrogen for industrial applications. Sales of these products are dependent on new capital expenditures and plant expansions by our customers. We also sell and service products for hydrogen fueling stations for transportation applications.

The worldwide market for hydrogen is estimated at $5 billion annually. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million, although the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Selected Financial Information

	Three months ended March 31
	2016	2015	% Favourable (Unfavourable)
Revenues	$1,742	$3,335	(48%)
Gross profit	113	277	(59%)
Gross margin %	7%	8%	(13%)
Selling, General and Administrative Expenses	731	635	(15%)
Research and Product Development Expenses	418	424	1%
Segment Loss	$(1,036)	$(782)	(32%)

Revenues decreased by $1.6 million or 48% to $1.7 million for the three months ended March 31, 2016 compared to $3.3 million for the same period of 2015 due to fewer orders shipped in the current quarter. Orders awarded for the three months ended March 31, 2016 were $5.7 million (March 31, 2015 – $4.6 million). At March 31, 2016 backlog was $21.5 million (March 31, 2015 - $27.7 million), with $19.1 million of this backlog expected to be recognized as revenue in the next twelve months.

First Quarter 2016 Management’s Discussion and Analysis	6

Hydrogenics Corporation

Gross Margin declined in the first quarter of 2016 to 7% compared to 8% in the first quarter of 2015. This decrease reflects increased absorption of indirect overhead costs as a result of the decrease in revenue.

SG&A Expenses were higher at $0.7 million for the three months ended March 31, 2016 compared to $0.6 million for the same period of the previous year as a result of an increase in headcount in sales and marketing.

R&D Expenses of $0.4 million for the first quarter of 2016 were in line with spending of $0.4 million for the first quarter of 2015.

Segment Loss increased $0.2 million to a loss of $1.0 million for the three months ended March 31, 2016 compared to a loss of $0.8 million for the same period of the prior year largely due to the lower margin sales in the current period, combined with the slight increase in SG&A expenses.

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany. Our Power Systems business is based on proton exchange membrane (“PEM”) fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. Our HyPM® products are configured into multiple electrical power outputs ranging from three kilowatts to multiple megawatts with ease of integration, high reliability and operating efficiency, delivered from a highly compact unit.

Our target markets include stationary power applications, motive power applications, such as trains, buses, trucks and utility vehicles and backup power applications. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target addressable markets (stationary power, telecom back up power, data centre and mobility) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

Selected Financial Information

	Three months ended March 31
	2016	2015	% Favourable (Unfavourable)
Revenues	$2,587	$4,196	(38%)
Gross Profit	1,098	876	25%
Gross margin %	42%	21%	100%
Selling, General and Administrative Expenses	933	920	(1%)
Research and Product Development Expenses	696	579	(20%)
Segment Loss	$(531)	$(623)	15%

Revenues decreased $1.6 million or 38% to $2.6 million for the three months ended March 31, 2016 compared to $4.2 million for three months ended March 31, 2015. The current quarter decrease is due to the lack of a comparable project which occurred in the first three months ended March 31, 2015; the delivery of a large project to a research organization in Germany. Orders awarded for the three months ended March 31, 2016 were $0.2 million (March 31, 2015 - $1.1 million). At March 31, 2016, backlog was $76.5 million (March 31, 2015 - $28.1 million) of confirmed orders for Power Systems’ products and services, with $11.4 million of this backlog expected to be recognized as revenue in the next 12 months.

First Quarter 2016 Management’s Discussion and Analysis	7

Hydrogenics Corporation

Gross Margin improved to 42% from 21% for the prior period, with the improvement in the current period due to product mix with a larger percentage of higher margin engineering services in the current year and the impact of the lower margin German project in the prior period.

SG&A Expenses remained consistent at $0.9 million for the three months ended March 31, 2016.

R&D Expenses were $0.7 million during the first quarter of 2016, representing an increase in R&D spending of 20% from the prior period, primarily surrounding fuel cell development, mobility applications and an increase in the cost of maintaining our intellectual property.

Segment loss decreased $0.1 million to a loss of $0.5 million for the three months ended March 31, 2016 compared to a loss of $0.6 million for the three months ended March 31, 2015, primarily due to the higher margin projects during the current year.

Corporate and Other

Selected Financial Information

	Three months ended March 31
	2016	2015	% Favourable (Unfavourable)
Selling, general and administrative expenses	$584	$1,024	43%
Research and product development expenses	9	19	53%
Net other finance gains	211	-	100%
Gain (loss) on joint venture	56	(16)	450%
Interest expense	(433)	(127)	(241%)
Foreign exchange losses, net	(36)	(836)	(96%)
Total	$(795)	$(2,022)	61%

SG&A Expenses decreased by $0.4 million or 43% to $0.6 million for the three months ended March 31, 2016 compared to $0.6 million for the three months ended March 31, 2015 primarily due to the reversal of an indemnification liability of $0.5 million that had been set up associated with an acquisition in 2004.

R&D Expenses were less than $0.1 million for the first quarter of 2016 slightly lower than the same period of the prior year and reflect the cost of maintaining our intellectual property.

Net Other Finance Gains increased by $0.2 million to a gain of $0.2 million for the three months ended March 31, 2016 compared to March 31, 2015. The increase is due to (i) the fair value adjustments relating to outstanding warrants ($0.1 million); and (ii) fair value adjustments relating to held for trading foreign exchange forward contracts ($0.1 million).

Interest expense increased by $0.3 million to $0.4 million for the three months ended March 31, 2016 compared to the three months ended March 31, 2015. The increase is primarily due to interest expense on the institutional long-term debt entered into in 2015.

First Quarter 2016 Management’s Discussion and Analysis	8

Hydrogenics Corporation

3 Financial Condition

	March 31	December 31	Increase/(decrease)
	2016	2015	$	%
Cash, cash equivalents, restricted cash and short-term investments	$19,101	$24,901	$(5,800)	(23%)
Trade and other receivables	10,341	10,419	(78)	nil %
Inventories	18,352	14,270	4,082	29%
Operating borrowings	-	1,086	(1,086)	(100%)
Trade and other payables	8,434	7,776	658	8%
Financial liabilities	8,787	9,034	(247)	(3%)
Warranty provisions (current and non-current)	3,038	3,193	(155)	(5%)
Deferred revenue (current and non-current)	16,404	14,910	1,494	10%
Other non-current liabilities	$3,392	$3,121	$271	9%

Cash, cash equivalents, restricted cash and short-term investments were $19.1 million, a decrease of $5.8 million or 23%. Refer to Section 6 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $10.3 million, a decrease of $0.1 million or 1% due to the collection of outstanding receivables in the period. This is partially offset by the revaluation of euro receivables at current rates increasing accounts receivable by approximately $0.3 million.

Inventories were $18.4 million compared to $14.3 million, an increase of 29%. Excluding the foreign exchange impact as a result of the higher value of the euro and Canadian dollar when compared to the US dollar in the current period, inventories increased approximately $3.3 million as a result of expected product deliveries during the subsequent period.

Trade and other payables were $8.4 million, an increase of $0.7 million compared to $7.8 million at the end of December 31, 2015. Excluding the impact of an increase due to the foreign exchange impact as a result of the higher value of the euro and Canadian dollar when compared to the US dollar in the current period, trade and other payables increased $0.1 million. The increase is a result of the increase in inventory during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015.

Financial liabilities were $8.8 million, a decrease of $0.2 million. The decrease is due to (i) the fair value adjustments relating to outstanding warrants totaling $0.1 million, as well as a decrease in the repayable government contributions of $0.1 million due to repayments.

Warranty provisions were $3.0 million, a decrease of $0.2 million from $3.2 million at December 31, 2015. Excluding the impact of an increase due to the foreign exchange impact as a result of the greater value of the euro and Canadian dollar when compared to the US dollar in the current period, the warranty provision decreased $0.3 million. The decrease is due to lower anticipated warranty claims based on our current warranty experience.

Deferred revenues were $16.4 million, an increase of $1.5 million or 10%. Excluding the impact of an increase due to the foreign exchange impact as a result of the greater value of the euro and Canadian dollar when compared to the US dollar in the current period, the deferred revenue increased $1.3 million reflecting customer deposits received on order bookings in the OSG business segment, as well as increased cash payments related to future revenue in the Power segment.

Other non-current liabilities were $3.4 million at March 31, 2016, an increase of $0.3 million or 9%, due primarily to interest accretion on the long-term debt with the Province of Ontario of $0.1 million, as well as the foreign exchange impact of $0.2 million as a result of the weakening of the Canadian dollar when compared to the US dollar in the current period.

First Quarter 2016 Management’s Discussion and Analysis	9

Hydrogenics Corporation

4 Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended March 31, 2016.

	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2
Revenues	$4,329	$11,321	$9,644	$7,368	$7,531	$15,673	$11,093	$10,723
Gross Profit	1,211	1,675	2,101	1,042	1,153	2,989	3,067	3,240
Gross Margin %	28%	15%	22%	14%	15%	19%	28%	30%
Adjusted EBITDA[1]	(1,889)	(1,838)	(1,382)	(2,342)	(2,313)	160	(683)	(288)
Net (Loss) Income	(2,362)	(2,122)	(2,192)	(3,701)	(3,427)	612	(1,262)	(125)
Net (Loss) income Per Share - (Basic and Fully Diluted)	$(0.19)	$(0.20)	$(0.22)	$(0.37)	$(0.34)	$0.06	$(0.13)	$(0.01)
Weighted Average Common Shares Outstanding	12,540,757	10,518,178	10,092,375	10,091,498	10,090,481	10,089,891	10,089,508	9,605,220

1. Adjusted EBITDA is a Non-IFRS measure, refer to Section 14 – Reconciliation of Non-IFRS Measures.

5 Outlook

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. In 2016 we expect to leverage the milestones and reference sites established in 2015 to gain additional traction in the following target markets and applications:

Energy Storage – In 2015, we commissioned our second power to gas facility with E.ON. This milestone firmly establishes the commercial scale building block for many multi megawatts facilities in the future. We have communicated the pipeline condition for this application at approximately 80 megawatts of projects worth in excess of $80 million. The realization and timing of these opportunities is dependent on competitive process, funding and policy evolution in the European Union. We expect further clarity on these matters later in 2016.

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust in this area. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Stationary Power - The delivery and successfully commissioning and commercial operation in Q4 of 2015 of a 1 megawatt stationary fuel cell power plant in South Korea with our partner Kolon opens opportunities for future growth in stationary power applications in Korea as the success of the pilot plant provides the potential opportunity to scale into a multi-megawatt installation at the current pilot site and other sites. We are currently in ongoing discussions with Kolon and power plant operators and expect further announcements later in 2016.

Motive Power - The third milestone achieved in 2015 which impacts our outlook for the balance of 2016 and onward is the Company’s largest commercial order for propulsion systems with Alstom Transport at 50 million euros. This opportunity shows the commercial maturity and strong competitive positioning of our fuel cell technology. The first prototype of this order was delivered in Q4 of 2015 with ongoing development continuing in 2016.

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Hydrogenics Corporation

In China, our efforts in securing key relationships with integrators in this market have now borne fruit with initial orders and revenue in 2016. Our sales pipeline is strong in this area with further orders expected in future quarters. We also anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future.

Nuclear Reactor Waste Water - We recently disclosed our participation with our partner Kurion for a process to remove tritium from nuclear reactor waste water. The pilot plant was delivered and successfully started in Q4 of 2015.  The performance of the pilot plant is currently being evaluated against several other competing technologies and should it ultimately be selected by the Japanese government, Hydrogenics would have the opportunity supply an electrolysis process for more than 100 megawatts.

The timing and full realization of these four opportunities cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward.

The traditional on-site industrial hydrogen market has seen weakness in the most recent quarter. Part of this weakness is the timing of delivery of several large projects where delivery (and resulting revenue) was delayed past the first quarter – principally due to customer related reasons for delay (site readiness, payment delays etc.). Much of this revenue has now been realized in the second quarter. Regardless, ongoing success in this market is correlated to the economies of regions which do not have ready access to hydrogen delivery by truck or pipeline. As costs of truck transport rise the competitiveness of the onsite solution improves.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and strengthen our consolidated financial position. At March 31, 2016, our order backlog was $98.0 million (December 31, 2015 - $93.3 million) spread across numerous geographical regions, of which $30.5 million is expected to be recorded as revenue in the next 12 months.

However, as a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2017.

6 Liquidity

Cash Used in Operating Activities

	Three months ended March 31
	2016	2015	$ Change
Net loss	$(2,362)	$(3,427)	$1,065
(Increase) decrease in restricted cash	230	537	(307)
Changes in non-cash working capital	(2,514)	1,249	(3,763)
Other items not affecting cash	555	277	278
Cash used in operating activities	$(4,091)	$(1,364)	$(2,727)

Cash used in operating activities during the first quarter of 2016 increased by $2.7 million to $4.1 million compared to $1.4 million used in the first quarter of 2015.

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Hydrogenics Corporation

Restricted cash decreased by $0.3 million as a result of the release of restricted cash related to letters of credit for customer deposit upon the shipment of their orders during the quarter.

Non-cash working capital increased $3.8 million compared to the same period of the prior year as a result of increased inventories in the current quarter due to expected product deliveries during the subsequent period.

Cash Used in Investing Activities

	Three months ended March 31
	2016	2015	$ Change
Proceeds on disposals	$-	$-	$-
Purchases of property plant and equipment	(628)	(371)	(257)
Receipt of government funding	185	185
Purchase of intangibles	(42)	-	(42)
Investment in joint venture	-	-	-
Cash used in investing activities	$(485)	$(371)	$114

Cash used in investing activities during the three months ended March 31, 2016 was $0.5 million compared to $0.4 million for the three months ended March 31, 2015.

Cash Provided By Financing Activities

	Three months ended March 31
	2016	2015	$ Change
Proceeds of operating borrowings	$-	$2,151	$(2,151)
Repayment of operating borrowings	(1,076)	-	(1,076)
Repayment of government contributions	(54)	-	(54)
Common shares issued on stock options exercised	-	6	(6)
Cash provided by (used by) financing activities	$(1,130)	$2,157	$(3,287)

Cash provided by financing activities for the three months ended March 31, 2016 decreased by $3.3 million to $1.1 million compared to $2.2 million in the first quarter of the prior year with the increase due to a repayment of operating borrowings in the current period, as compared to a net borrowing in the prior period.

First Quarter 2016 Management’s Discussion and Analysis	12

Hydrogenics Corporation

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1], including current portion	$12,595	$7,673	$3,051	$1,871	$-
Operating borrowings	-	-	-	-	-
Operating leases	3,090	820	1,223	852	195
Purchase obligations	12,129	12,123	6	-	-
Repayable government contributions	299	205	94	-	-
Total contractual obligations[2]	$28,113	$20,821	$4,374	$2,723	$195

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.

2.	The table excludes the DSU liability of $716 included in our current liabilities which relate to units that are only settled once a director resigns as a director.

3.	The table excludes the warrant liability of $621 included in our financial liabilities.

Credit and Loan Facilities

At March 31, 2016, we had a Belgian joint credit and operating line facility of €7 million. Under this facility, we may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.8 million; and may also borrow up to €1.3 million for general business purposes, provided sufficient limit exists under the overall facility limit of €7 million. Of this, €3.5 million or approximately $4.0 million was drawn as standby letters of credit and bank guarantees and €nil was drawn as an operating line. At December 31, 2015, we had availability of less than €3.5 million or approximately $4.0 million (December 31, 2015 - $2.4 million) under this facility for use as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1 million secured first charge covering all assets of the borrower. The credit facility contains a negative pledge precluding the borrower from providing security over its assets. Additionally, our Belgian subsidiary is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with our Corporate entity), divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level.

At March 31, 2016 we also had a Canadian credit facility for use only as letters of credit and bank guarantees of C$3.1 million (US dollars - $2.4 million). At March 31, 2016, $nil was drawn as standby letters of credit and bank guarantees. At March 31, 2016, we had $2.4 million (December 31, 2015 - $2.2 million) available under this facility.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at March 31, 2016.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at March 31, 2016.

First Quarter 2016 Management’s Discussion and Analysis	13

Hydrogenics Corporation

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500. The amortized cost of this loan at March 31, 2016 was $7.2 million. The loan charges interest at an annual rate of 11%.

We may need to take additional measures to increase our liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. We may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

7 Capital Resources

We consider our capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	March 31, 2016	December 31, 2015
Shareholders’ equity	$18,401	$20,248
Operating borrowings	-	1,086
Long term debt (including current portion) and repayable government contributions	10,712	10,326
Total	29,113	31,660
Less cash and cash equivalents and restricted cash	19,101	24,901
Capital Employed	$10,012	$6,759

The Company’s financial objective when managing capital is to make sure that we have the cash, debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and make adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

8 Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

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Hydrogenics Corporation

9 Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. During the three months ended March 31, 2016, Hydrogenics made purchases of less than $0.1 million (2015 - $0.1 million) from this related company. At March 31, 2016, the Company had an accounts payable balance due to this related party of less than $0.1 million (2015 – less than $0.1 million). We believe that transactions with this company are consistent with those we have with unrelated third parties.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three months ended March 31, 2016, the Company had sales to the joint venture of $nil (2015 - $nil). At the end of March 31, 2016 the Company had a receivable of $0.4 million (2015 - $0.4 million) owing from the joint venture included in accrued accounts receivable.

10 Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 4 of the Company’s 2015 annual audited consolidated financial statements.

11 Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2016 are disclosed in Note 2 of our condensed consolidated interim financial statements for the three months ended March 31, 2016.

12 Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our CEO (“Chief Executive Officer”) and CFO (“Chief Financial Officer”), respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

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Hydrogenics Corporation

Our management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2016.

13 Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting at March 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, at March 31, 2016, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at March 31, 2016.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

14 Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

First Quarter 2016 Management’s Discussion and Analysis	16

Hydrogenics Corporation

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options, equity settled RSUs and cash settled DSUs, which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Three months ended March 31
	2016	2015
Net loss	$(2,362)	$(3,427)
Finance loss	202	979
Depreciation of property, plant and equipment and intangible assets	172	161
RSUs and DSUs recovery	(30)	(144)
Stock-based compensation expense (including PSUs)	129	118
Adjusted EBITDA	$(1,889)	$(2,313)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of Selling, general and administrative expenses and Research and product development expenses:

	Three months ended March 31
	2016	2015
Selling, general and administrative expenses	$2,248	$2,579
Research and product development expenses	1,123	1,022
Total operating costs	$3,371	$3,601
Less: Depreciation of property, plant and equipment and intangibles	(79)	(93)
Less: RSUs and DSUs	30	144
Less: Stock-based compensation expense (including PSUs)	(129)	(118)
Cash operating costs	$3,193	$3,534

First Quarter 2016 Management’s Discussion and Analysis	17

Hydrogenics Corporation

15 Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

Macroeconomic and Geopolitical

•	The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•	Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.

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Hydrogenics Corporation

•	As a result of a strategic alliance entered into with a significant minority shareholder, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
•	If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
•	Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Operating

•	We may not be able to implement our business strategy and the price of our common shares may decline.

•	Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

•	We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

•	Our insurance may not be sufficient.

•	Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.

•	Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

•	We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

•	We may not be able to manage successfully the anticipated expansion of our operations.

•	If we do not properly manage foreign sales and operations, our business could suffer.

•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

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Hydrogenics Corporation

•	We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

•	We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

•	We must continue to lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Liquidity

•	Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

Foreign Currency Exchange

•	Our operating results may be impacted by currency fluctuation.

First Quarter 2016 Management’s Discussion and Analysis	20

Hydrogenics Corporation

16 Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 12,540,757 common shares outstanding at March 31, 2016.

	2016		2015
	Number	Amount	Number	Amount
Balance at January 1	12,540,757	$365,824	10,090,325	$348,259
Stock options exercised	-	-	1,000	9
At March 31,	12,540,757	$365,824	10,091,325	$348,268

At March 31, 2016, there were 632,230 stock options and 199,772 PSUs outstanding to purchase our common shares. If these securities are exercised, our shareholders could incur dilution.

17 Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

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Hydrogenics Corporation

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2016 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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